As filed with the Securities and Exchange Commission on June 17, 2005
--------------------------------------------------------------------------------
Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                          INFOSYS TECHNOLOGIES LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                 Not Applicable
                   (Translation of issuer's name into English)

                                Republic of India
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS,
                         formerly Bankers Trust Company
             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-9100

       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                      Deutsche Bank Trust Company Americas
                                 ADR Department
                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-9100

   (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

   Francis Fitzherbert-Brockholes, Esq.            Jeffrey D. Saper, Esq.
           White & Case                       Wilson Sonsini Goodrich & Rosati
        5 Old Broad Street                       Professional Corporation
         London EC2N 1DW                             650 Page Mill Road
         +44-20-7532-1000                            Palo Alto, CA 94304
                                                       (650) 493-9300


It is proposed that this filing become
effective under Rule 466:                           [X] immediately upon filing.
                                                    [ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited
shares, check the following box:     [X]

                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
         Title of Each Class of           Amount to be     Proposed Maximum        Proposed Maximum        Amount of
      Securities to be Registered          Registered     Aggregate Price Per     Aggregate Offering    Registration Fee
                                                                 Unit*                  Price**
-------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by    50,000,000            $0.05                $2,500,000           $294.25***
American Depositary Receipts, each            ADSs
American Depositary Share representing
one share, Rs. 5 par value,  of Infosys
Technologies Limited (the "shares")
-------------------------------------------------------------------------------------------------------------------------

*    Each unit represents one American Depositary Share.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.
***  This Registration Statement is being filed pursuant to Securities Act Rule
     429. Registration Fees paid in connection with the initial registration of 50,000,000 American Depositary Shares on Registration Statement No. 333-124650.
--------------------------------------------------------------------------------

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a)(1) to this Registration Statement, which form of American Depositary Receipt is incorporated herein by reference.

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

                                 Cross Reference

                                                                          Location in Form of Receipt
Item Number and Caption                                                   Filed Herewith as Prospectus
-----------------------                                                   ----------------------------
1.   Name and address of depositary                                       Face of Receipt, Introductory Article

2.   Title  of  American  Depositary  Receipts  and  identity  of         Face of Receipt, Introductory Article
     deposited securities

     Terms of Deposit:

     (i)  The amount of deposited securities represented by one           Face of Receipt, Introductory Article
          unit of American Depositary Receipts                            upper right corner

     (ii) The  procedure  for  voting,  if  any,  the  deposited          Reverse of Receipt, Articles 15
          securities                                                      and 16


     (iii)The collection and distribution of dividends                    Reverse of Receipt, Article 12

     (iv) The transmission of notices, reports and proxy                  Face of Receipt, Article 11, Reverse
          soliciting material                                             of Receipt, Article 15

     (v)  The sale or exercise of rights                                  Reverse of Receipt, Article 13

     (vi) The deposit or sale of securities resulting from                Face of Receipt, Article 3, Reverse of
          dividends, splits or plans of reorganization                    Receipt, Articles 12 and 17

     (vii)Amendment,  extension  or  termination  of the deposit          Reverse of Receipt, Articles 20 and 21
          arrangements

    (viii)Rights of holders of American Depositary                        Reverse of Receipt, Article 11
          Receipts to inspect the books of the
          depositary and the list of holders of Receipts

     (ix) Restrictions  upon the right to  transfer  or withdraw          Face of Receipt, Articles 2, 4 and 6
          the underlying securities

     (x)   Limitation upon the liability of the depositary                Reverse of Receipt, Articles 13, 18 and 21

3.   Fees and Charges                                                     Face of Receipt, Article 7

Item 2.   AVAILABLE INFORMATION

Public reports furnished by issuer                    Face of Receipt Article 11

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the Depositary.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.     EXHIBITS

(a)(1) Form of Amended and Restated Deposit Agreement. Form of Amended and Restated Deposit Agreement among Infosys Technologies Limited (the "Company"), Deutsche Bank Trust Company Americas, formerly Bankers Trust Company, as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt. Previously filed under SEC File Number 333-72199 on March 28, 2003.

(a)(2) Amendment No. 1 to Deposit Agreement. Amendment No. 1 to Deposit Agreement dated as of July 1, 2004 among Infosys Technologies Limited (the "Company"), Deutsche Bank Trust Company Americas, formerly Bankers Trust Company, as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt. Previously filed under SEC File Number 333-72199 on June 30, 2004.

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)       Certification under Rule 466. Filed herewith as Exhibit (e).

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Previously filed under SEC File Number 333-72199 on February 11, 1999.

Item 4.   UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on June 16, 2005.



                                       Legal entity created by the agreement
                                       for the issuance of American Depositary
                                       Receipts for Registered Shares, Par
                                       Value Rs. 5 each, of Infosys Technologies
                                       Limited.



                                       By:  Deutsche Bank Trust Company
                                            Americas, as Depositary



                                       By:  /s/Mike R. Hughes
                                          ---------------------------------
                                          Name:  Mike R. Hughes
                                          Title: Director



                                       By:  /s/Jeff Margolick
                                          ---------------------------------
                                          Name:  Jeff Margolick
                                          Title: Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Infosys Technologies Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bangalore, India, on June 16, 2005.



                          Infosys Technologies Limited



                                       By:  /s/V. Balakrishnan
                                          ----------------------------------
                                          Name:  V. Balakrishnan
                                          Title: Company Secretary and Senior
                                                 Vice President - Finance



                                       By:  /s/Nandan M Nilekani
                                          ---------------------------------
                                          Name:  Nandan M Nilekani
                                          Title: Chief Executive Officer,
                                                 President and Managing Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 16, 2005.


Signature                                                    Title
---------                                                    -----


             *
-------------------------------                              Chairman of the Board and Chief Mentor
N.R. Narayana Murthy


/s/ Nandan M. Nilekani
-------------------------------                              Chief Executive  Officer,  President,  Managing
Nandan M. Nilekani                                           Director and Chairman,  Management Council
                                                             (Principal  Executive Officer)


             *
-------------------------------                              Director, Chief Financial Officer and Head -
T.V. Mohandas Pai                                            Finance and Administration (Principal
                                                             Financial and Accounting Officer)


             *
-------------------------------                              Lead Independent Director
Deepak Satwalekar


             *
--------------------------------                             Director
Marti G. Subrahmanyam


             *
--------------------------------                             Director
Sridhar A. Iyengar


             *
--------------------------------                             Director
Omkar Goswami


             *
-------------------------------                              Director
Larry Pressler


             *
-------------------------------                              Director
Rama Bijapurkar


             *
-------------------------------                              Director
Claude Smadja


             *
-------------------------------                              Chief Operating  Officer,  Deputy Managing
S. Gopalakrishnan                                            Director and Head - Customer Service and
                                                             Technology


             *
------------------------------                               Director and Head - Education and Research,
K. Dinesh                                                    Information Systems, Quality and Productivity,
                                                             and Communication Design Group


/s/ S.D. Shibulal
------------------------------                               Director and Head - Worldwide
S.D. Shibulal                                                Customer  Delivery  (U.S. Representative)


             *
-------------------------------                              Director  and Head -  Strategic  Groups and  Co-
Srinath Batni                                                Customer Delivery


By: /s/ Nandan M. Nilekani
   --------------------------------                          Attorney-in-fact
   Nandan M. Nilekani

Infosys Technologies Limited                                 Authorized Representative in the United States


By: /s/ S.D. Shibulal
   -------------------------------
   Name:  S.D. Shibulal
   Title: Director and Head - Worldwide
          Customer Delivery


* Original powers of attorney authorizing Nandan M. Nilekani to sign this amendment to the Registration Statement on behalf of the above-named directors and executive officers have been filed with the Commission.

                                INDEX TO EXHIBITS


                                                                                                    Sequentially
Exhibit Number                                                                                      Numbered Page
--------------                                                                                      -------------
(a)(1)   Form of Amended and  Restated  Deposit  Agreement.  Previously  filed under SEC
         File Number 333-72199 on March 28, 2003.

(a)(2)   Amendment No. 1 to Deposit Agreement. Previously filed under SEC File
         Number 333-72199 on June 30, 2004.

(d)      Opinion of White & Case, counsel to the Depositary.

(e)      Certification under Rule 466.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Previously filed under SEC
         File Number 333-72199 on February 11, 1999.